UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

__________________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission file number: 0-25370

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rent‑A‑Center, Inc. 401(k) Retirement Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, Texas 75024

Financial Statements and Report of Independent Registered Public Accounting Firm
Rent-A-Center, Inc. 401(k) Retirement Savings Plan
December 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm

Plan Administrative Committee
Rent-A-Center, Inc. 401(k) Retirement Savings Plan
Plano, Texas

We have audited the accompanying statement of net assets available for benefits of Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Rent-A-Center, Inc. 401(k) Retirement Savings Plan as of December 31, 2016, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP
Minneapolis, Minnesota
June 29, 2017

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2016 and 2015

	2016	2015
ASSETS
Investments, at fair value:
Mutual funds	$152,245,446	$144,316,022
Common stock	6,327,889	7,599,371
Stable value fund	10,881,967	10,409,555
Total investments, at fair value	169,455,302	162,324,948

Cash	24,150	270,486

Receivables:
Participant contributions	342,294	295,102
Employer contributions	150,915	110,965
Notes receivable from participants	11,409,720	11,843,944
Due from broker	452,371	—
Accrued income	51,557	—
Total receivables	12,406,857	12,250,011
Total assets	181,886,309	174,845,445

LIABILITIES
Due to broker	189,566	—
Operating payables	153,385	—
Total liabilities	342,951	—

NET ASSETS AVAILABLE FOR BENEFITS	$181,543,358	$174,845,445

The accompanying notes are an integral part of these statements.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2016

Additions to net assets available for benefits attributable to:
Dividends	$6,393,567
Net appreciation in fair value of investments	6,080,369
12,473,936

Interest income on notes receivable from participants	379,134

Contributions
Participants	17,643,970
Employer	7,333,668
Rollovers	769,482
Total contributions	25,747,120
Total additions	38,600,190

Deductions from net assets available for benefits attributed to:
Benefits paid to participants	30,733,554
Administrative expenses	1,168,377
Transfers from plan	346
Total deductions	31,902,277
Net increase in net assets	6,697,913
Net assets available for benefits
Beginning of year	174,845,445
End of year	$181,543,358

The accompanying notes are an integral part of these statements.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

NOTE A - PLAN DESCRIPTION AND BENEFITS

General

The following description of the Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan was originally effective October 1, 1997, has been amended throughout the years, and most recently amended effective January 1, 2016 to adjust the matching contribution percentage and vesting criteria as detailed in the Contributions and Vesting sections below. The Plan is a defined contribution plan covering all U.S. employees of Rent-A-Center, Inc. (the Company or Plan Sponsor) who have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Company serves as the Plan Sponsor and is responsible for all administrative duties described in the Plan document. Additionally, the Plan is governed by the Plan Administrative Committee, which monitors and determines the Plan's structure, participant demographics, investment offerings and performance, and other administrative issues. INTRUST Bank, N.A. is the Trustee of the Plan, and NestEgg Consulting Inc. is the Recordkeeper of the Plan.

Contributions

The Plan permits participants to defer, on a pre-tax basis, up to 50% of their annual compensation, as defined under the Plan. These deferrals are not to exceed $18,000 of their annual compensation (plus a $6,000 catch-up deferral for employees over 50 years of age) for 2016. Participants may also contribute amounts representing rollovers from other qualified defined benefit or defined contribution plans. The Company made matching contributions equal to $0.50 for each $1.00 on the first 6% of eligible employee compensation in 2016. The Company, at its sole discretion, may make a profit sharing contribution at the end of each Plan year. The Company did not make profit sharing contributions for the plan year ending December 31, 2016.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company’s matching contributions and Plan earnings or losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants immediately vest in their salary deferral contributions to the Plan plus allocated earnings thereon. Effective January 1, 2016, the Plan changed the previous vesting schedule for new participants in regards to Company matching and profit sharing contributions and allocated earnings thereon as follows:

Each participant who is employed by the Company as of December 31, 2015 will vest:
0% Less than one year;
25% at one year, but less than two years;
100% at two years or more of vesting service as defined by the plan

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)

All other participants in the Plan whose employment with the Company begins after January 1, 2016, will vest:
0% Less than two years;
100% at two or more years of vesting service as defined by the plan

Additionally, a participant becomes 100% vested if employment is terminated due to death or full and permanent disability.

Forfeitures

Upon termination of employment, a participant’s unvested account balance forfeits to the Plan to be used to pay restoration contributions, replace abandoned accounts, reduce Plan expenses, or offset employer contributions as defined in the Plan document. The balance of forfeited nonvested accounts to be used in future periods totaled approximately $218,000 and $167,000 as of December 31, 2016 and 2015, respectively. Forfeitures of $283,535 were used to offset the Company's matching contributions during the year ended December 31, 2016. Forfeitures of $302,844 were used to pay plan administrative expenses during the year ended December 31, 2016.

Benefits

Upon retirement, death, disability, or separation from service, a participant (or the participant’s beneficiary, if applicable) will receive a lump sum amount equal to the value of the participant’s vested interest in the participant’s account, or to the extent a participant’s or beneficiary’s account is invested in at least five whole shares of Company stock, the participant or beneficiary may elect to receive a distribution in whole shares of such stock, rather than in cash. The Plan allows participants to make hardship withdrawals subject to certain limitations, as defined in the Plan document. As of December 31, 2016 and 2015, withdrawals of $30,297 and $227,141, respectively, had been requested by participants of the Plan but had not yet been paid.

Notes Receivable from Participants

Participants may be granted loans from their fund accounts secured by their account balances. The limitation on the amount that can be borrowed at any time is the lesser of $50,000 or 50% of the participant’s vested account balance; the minimum loan amount is $500. The repayment period of the loan cannot exceed five years, except for loans relating to the purchase of a primary residence for which the repayment period is fifteen years. The notes are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions. Interest rates on such loans range from 3.25% to 5.25% at December 31, 2016. Loans bear interest at the prime rate fixed at the time of the loan. Participant loans have various maturity dates ranging from 2017 to 2030.

Termination of the Plan

While the Company has not expressed any intent to discontinue the Plan, it may, by action of the Board of Directors, terminate the Plan. In the event the Plan is terminated, the participants become 100% vested in their accounts.

Administrative Expenses

In accordance with the applicable agreement, expenses for services relating to funds management and administrative expenses to the recordkeeper for distribution, valuation and mailing services related to plan administration are paid by the Plan to the trustee of the assets primarily using forfeitures.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)

NOTE B - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Change in Accounting Principles

In June 2015, the FASB issued ASU No. 2015-10, "Technical Corrections and Improvements." The update clarified the definition of "readily determinable fair value" to include “the fair value of an equity security that is an investment in a mutual fund or in a structure similar to a mutual fund (that is, a limited partnership or a venture capital entity) is readily determinable if the fair value per share (unit) is determined and published and is the basis for current transactions." Based on this definition, it was determined that the NAV of the stable value fund is the fair value and will be disclosed as such. The update was adopted for the year ended December 31, 2016 with retrospective application.

In July 2015, the FASB issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.” This ASU simplifies the required disclosures related to employee benefit plans.  Part I of the guidance designates contract value as the only required measure for direct investments in fully benefit-responsive investment contracts.  Part II simplifies the investment disclosure requirements, including eliminating the disclosure of: (1) individual investments that represent five percent or more of net assets available for benefits; and (2) the net appreciation or depreciation for investments by general type. Part III allows plans to measure investments using values from the end of the calendar month closest to the plan’s fiscal year end. This ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted, and should be applied retrospectively. The plan has adopted Parts I and II for the year ended December 31, 2016 with retrospective application. Part III is not applicable to this Plan. The adoption of the new standard resulted in the elimination of the adjustment from fair value to contract value in the Statement of Net Assets Available for Benefits, historical disclosure of investments that represented five percent or more of its net assets available for benefits and the removal of the disaggregation of plan investments by investment class.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. See Note C for further discussion of the Plan’s valuation methods under fair value accounting standards.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes gains and losses on investments bought and sold as well as held during the year.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2016 and 2015. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

Reclassifications

During the period ended December 31, 2016, the Plan reclassified the prior period on its Statements of Net Assets Available for Benefits to conform to its current presentation. The reclassification had no impact on net assets available for benefits as of December 31, 2015.

NOTE C - FAIR VALUE MEASUREMENTS

The Plan uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•Level 1 - Readily accessible and unadjusted quoted prices in an active market for identical assets or liabilities.

•Level 2 - Significant observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•Level 3 - Significant unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

An asset or liability’s level within the fair value hierarchy is based on the lowest level of any input that is significant to its fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy. Other than the change in presentation resulting from the adoption of new accounting standards during 2016, as described further in Note B, Summary of Accounting Policies, the Plan did not change its valuation techniques associated with fair value measurements from prior periods, and there were no transfers between levels during the years ended December 31, 2016 and 2015.

When quoted market prices are available in an active market, investments in securities are classified within Level 1 of the valuation hierarchy. These securities include the Plan’s mutual funds and Rent-A-Center, Inc. common stock, which is valued at the closing price reported by the exchange on which it is traded.

The stable value fund is a collective trust, and is valued at the NAV of units of the bank collective trust. NAV is a readily determinable fair value and is the basis for current transactions. Participant transactions (purchases and

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)

sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The NAV is provided by the administrator of the fund, which is based on the value of the underlying assets owned by the fund minus applicable liabilities and then divided by the number of shares outstanding. There are no redemption restrictions on the stable value fund.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016.

	Level 1	Level 2	Level 3	Total
Mutual funds	$152,245,446	$—	$—	$152,245,446
Common stock	6,327,889	—	—	6,327,889
Collective trust investment - Stable value fund	—	10,881,967	—	10,881,967
Subtotal	$158,573,335	$10,881,967	$—	$169,455,302

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
Mutual funds	$144,316,022	$—	$—	$144,316,022
Common stock	7,599,371	—	—	7,599,371
Collective trust investment - Stable value fund	—	10,409,555	—	10,409,555
Subtotal	$151,915,393	$10,409,555	$—	$162,324,948

NOTE D - INCOME TAX STATUS

The Plan obtained its latest determination letter effective May 30, 2012, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The plan administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and therefore believe that the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan has concluded that it has no material uncertain tax liabilities to be recognized as of December 31, 2016. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE E - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of the Plan Sponsor’s common stock; therefore, these transactions qualify as party-in-interest transactions. In addition, loans made to participants in the Plan are considered party-in-interest transactions.

During the year ended December 31, 2016, the Plan incurred approximately $464,000 and $704,000 of fees associated with services provided by INTRUST Bank, N.A. and NestEgg Consulting Inc., respectively, both of which qualify as party-in-interest transactions.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)

NOTE F - RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and amounts reported in the statements of net assets available for benefits.

NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2016	2015

Net assets available for benefits per the financial statements	$181,543,358	$174,845,445
Amounts allocated to withdrawing participants	(30,297)	(227,141)
Loans deemed as distributed	(58,282)	—
Adjustment from contract value to fair value for underlying fully benefit-responsive investment contracts	—	51,627
Net assets available for benefits per the Form 5500	$181,454,779	$174,669,931

The following is a reconciliation of net increase in the net assets per the financial statements to net income per the Form 5500 for the year ended December 31, 2016:

Net increase in net assets per the financial statements	$6,697,913
Net adjustments from amounts allocated to withdrawing participants	196,844
Net adjustment from loans deemed as distributed	(58,282)
Adjustment from contract value to fair value for underlying fully benefit-responsive investment contracts at December 31, 2015	(51,627)
Net income per the Form 5500	$6,784,848

NOTE H - SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 29, 2017, the date the financial statements were issued. No adjustments or additional disclosures were made to the financial statements as a result of this evaluation.

SUPPLEMENTAL SCHEDULE

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

EIN: 45-0491516
Plan No: 001

	(b)	(c)	(e)
(a)	Identity of issuer or borrower	Description of investment	Current Value
	Invesco Funds	Small Cap Value Fund	$3,360,125
	Eagle Funds	Small Cap Growth Fund	3,418,543
	JP Morgan Funds	Small Cap Equity Fund	6,913,873
	Vanguard Funds	Small Cap Index Fund	993,026
	PRIMECAP Odyssey Funds	Aggressive Growth Fund	18,418,889
	Principal Funds	Mid Cap Value Fund	3,635,580
	Vanguard Funds	Mid Cap Index Fund	5,259,265
	John Hancock Funds	Disciplined Value Fund	11,180,724
	T. Rowe Price Funds	Growth Stock Fund	10,704,248
	Vanguard Funds	500 Index Fund	8,905,603
	Harbor Funds	International Fund	4,961,861
	Oppenheimer Funds	Developing Markets Fund	582,848
	Vanguard Funds	Total International Stock Index Fund	611,745
	MFS Funds	Lifetime 2055 Fund	3,394,224
	MFS Funds	Lifetime 2045 Fund	2,371,113
	MFS Funds	Lifetime 2035 Fund	1,449,958
	MFS Funds	Lifetime 2025 Fund	815,057
	American Century Funds	Inflation-Adjusted Bond Fund	1,156,396
	JP Morgan Funds	Core Plus Bond Fund	8,173,395
	Vanguard Funds	Total Bond Market Index Fund	994,979
	MFS Funds	Lifetime 2050 Fund	15,361,127
	MFS Funds	Lifetime 2040 Fund	19,084,934
	MFS Funds	Lifetime 2030 Fund	11,161,510
	MFS Funds	Lifetime 2020 Fund	7,499,036
	MFS Funds	Lifetime Retirement Income Fund	1,837,387
*	Rent-A-Center, Inc.	Common Stock	6,327,889
	Wells Fargo Funds	Stable Value Fund E	10,881,967
	Total investments		169,455,302

	Cash		24,150

*	Participant Loans	Notes receivable from participants, interest rates at 3.25% minimum, 5.25% maximum and maturing from 2017 to 2030	11,409,720

	Total, at fair value		$180,889,172
* Represents a party-in-interest.

Note:  Cost has been omitted as investments are all participant-directed and the cost basis for participant loans was zero.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RENT-A-CENTER, INC. 401(k) RETIREMENT
SAVINGS PLAN

		By:	RENT-A-CENTER, INC.
Plan Administrator

Date:	June 29, 2017	By:	/s/ Dawn M. Wolverton
Dawn M. Wolverton
Vice President - Assistant General Counsel and Secretary

EXHIBIT INDEX

Exhibit                     Exhibit
Number                    Description

23.1*                Consent of CliftonLarsonAllen LLP
23.2*                Consent of KPMG LLP
23.3*                Report from KPMG LLP

______________________________________________________________________________________________________
* Filed herewith.